Correspondence

APOLO GOLD & ENERGY INC.
#12-1900 Indian River Cr.
North Vancouver BC, V7G 2R1

Tel: 604-970-0901
Fax 604-929-0597
e-mail: Robertdinning@gmail.com

July 30, 2012

United States Securities & Exchange Commission
Washington DC 20549

Re: Apolo Gold & Energy Inc.
Form 10-K for the Fiscal Year Ended June 30, 2011
File No. 000-27791

Attention:   Brian McAllister – (202) 551-3341

Dear Mr. McAllister

In response to your letter of June 25, 2012, we respond to the various matters raised as follows:

Comments clarified below re Report of Management on Internal Control Over Financial Reporting and Under Item 9A Controls and Procedures were not included in the SEC filing of the Form 10K for June 30, 2011 but the Company confirms that such comments will be included in the SEC filing of Form 10K for June 30, 2012.

Report of Management on Internal Control Over Financial Reporting

Under the supervision and participation of management, including the Principal Executive Officer, who is also the Principal Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as required by Exchange Act Rule 13a-15(b) as of June 30, 2011. Based on that evaluation, the Principal Executive Officer has concluded that our Disclosures Controls and Procedures were not effective as of June 30, 2011. Due to limited financial resources available, there is a lack of segregation of duties in financial reporting although the Principal Executive Officer, who also serves as Principal Financial Officer, is an experienced financial executive and professional.

Item 9A Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Exchange Act Rule 13a – 15(f). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposed in accordance with generally accepted accounting principles.

Because of the inherent limitations due to, for example, the potential for human error or circumvention of controls, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, management concluded that the Company’s internal control over financial reporting was not effective as of June 30, 2011. The material weakness identified is the lack of segregation of duties due to limited staff.

This change in financial reporting resulted from the resignation of Mr. Bojtos, who was Chairman, President and CEO and his duties were absorbed by Mr. Dinning who was already Chief Financial Officer and director.  This change created a lack of segregation of duties.

This weakness may result in a more than remote likelihood that a material misstatement would not be prevented or detected.

Item 13 Certain Relationships and Related Transactions:

During the fiscal year ending June 30, 2011, the Company converted loans payable to related parties in the amount of $153,238.52 to shares of common stock of the Company. Mr. Peter Bojtos, who was a director and Chairman, President and CEO until November 4, 2010, had loans in the amount of $37,675.06 converted to 376,751 common shares at $0.10 per share. Mr. Bojtos resigned November 4, 2010 due to health concerns. Mr. Robert Dinning, who was the Chief Financial Officer (CFO) and a director, assumed the position of Chairman, President and CEO as well. Mr. Dinning had loans of $79,050.82 converted to 790,508 common shares at $0.10 per share. Mr. David Yu, director, had loans of $36,512.64 converted to 365,126 common shares at $0.10 per share. The amounts loaned by the above related parties represent loans only advanced to the Company and there is no interest either included or owing.

During the fiscal year ending June 30, 2011, an officer and director was paid management fees of $28,672 and in addition – an officer and director provided loans in the amount of $14,087, which were still outstanding at June 30, 2011. There are no terms or conditions regarding the repayment of these loans.

The above comments were omitted from the Form 10K for June 30, 2011 as the information was included in the Financial Statements. The Company confirms that such information will be included under Item 13 in the 10K filing for June 30, 2012.

Other

The Company confirms that it is responsible for the adequacy and accuracy of the disclosures in its filing.

The Company also confirms that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and

Further, the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Apolo Gold & Energy Inc.

/s/ Robert Dinning
Robert Dinning  C.A.
Chairman, President and CEO